February 6, 2006

Via Facsimile
Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549
Attn.: Jim B. Rosenberg

Dear Mr. Rosenberg:

Allied Healthcare International Inc. (the ‘‘Company’’) is in receipt of the letter, dated February 1, 2006, of the Securities and Exchange Commission (the ‘‘SEC’’) in which the SEC raised certain disclosure and accounting issues regarding the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005.

The Company is currently working with its auditors to prepare a response to the SEC’s letter. However, the Company does not believe that it can adequately address the issues raised by the SEC within the 10 business-day period requested by the SEC. Accordingly, the Company respectfully requests a 20 business-day extension, until March 1, 2006, to respond to the SEC’s letter.

Please contact the undersigned at phone number (212) 750-0064 or facsimile number (212) 750-7221 with your response to this request.

Very truly yours, /s/ Charles F. Murphy Charles F. Murphy Chief Financial Officer

cc: Keira Ino